Exhibit 99.1

NEWS RELEASE

Thomson Reuters Announces Final Results of Exchange Offers and Consent Solicitations

and Intention to File Replacement Base Shelf Prospectus

TORONTO, March 17, 2025 – Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, announced today the expiry of its previously announced offers to exchange, and related consent solicitations of, certain series of notes (“Old Notes”) of Thomson Reuters Corporation, an Ontario corporation (“TRC”), for new notes (“New Notes”) to be issued by TR Finance LLC (“TR Finance”), an indirect 100% owned U.S. subsidiary of TRC, at 5:00 p.m., New York City time, on March 17, 2025 (the “Expiration Time”). As of the Expiration Time, the aggregate principal amounts of each series of Old Notes listed in the table below had been validly tendered (and not validly withdrawn) for exchange.

As announced on February 11, 2025, TRC is making the exchange offers to optimize the Thomson Reuters group capital structure and align revenue generation to indebtedness and give existing holders of Old Notes the option to receive notes issued by TR Finance with the same financial terms and substantially similar covenants as the applicable series of Old Notes. Thomson Reuters expects the settlement date of the exchange offers to be on or about March 20, 2025.

Final Tender Results

Series of Old Notes Offered for Exchanged	CUSIP No.	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered and Consents Received as of the Expiration Time	Percentage of Total Outstanding Principal Amount of Such Series of Old Notes Tendered and Consenting as of the Expiration Time
3.350% Notes due 2026	884903BV6	$500,000,000	$440,886,000	88.18%
5.850% Notes due 2040	884903BH7	$500,000,000	$453,011,000	90.60%
4.500% Notes due 2043	884903BM6	$119,045,000	$84,325,000	70.83%
5.650% Notes due 2043	884903BP9	$350,000,000	$336,869,000	96.25%
5.500% Debentures due 2035	884903AY1	$400,000,000	$373,209,000	93.30%

The lead dealer manager and solicitation agent for the exchange offers and consent solicitations is:

J.P. MORGAN

383 Madison Avenue

New York, New York 10179

Attention: Liability Management Group

Telephone (Toll-Free): (866) 834-4666

Telephone (Direct): (212) 834-3424

RBC Capital Markets, LLC is serving as co-dealer manager and solicitation agent for the exchange offers and consent solicitations.

The exchange agent and information agent for the exchange offers and consent solicitations (the “Exchange Agent and Information Agent”) is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll Free: (888) 644-6071

Banks and Brokers Call: (212) 269-5550

Email: tri@dfking.com

The exchange offers and the consent solicitations are being made pursuant to the terms and conditions set forth in TR Finance’s short form prospectus dated March 10, 2025, which forms part of the joint registration statement on Form F-10 and F-4, as amended (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”). Access to the short form prospectus, and any amendments thereto, are provided in accordance with securities legislation relating to the procedures for providing access to such documents. An electronic or paper copy of the short form prospectus relating to the exchange offers and the consent solicitations and any amendment thereto may be obtained, without charge, from the Exchange Agent and Information Agent at their telephone numbers and email address set forth above by providing the Exchange Agent and Information Agent with an email address or address, as applicable. The short form prospectus is also accessible electronically for free on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. You should read these documents and the documents incorporated by reference therein for more complete information about TRC, TR Finance and the exchange offers and consent solicitations. Neither the SEC nor any state securities commission has approved or disapproved of the securities described herein or determined if the Registration Statement is truthful or complete. Any representation to the contrary is a criminal offense.

The consummation of each exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or waiver of the conditions described in the prospectus.

Replacement Base Shelf Prospectus

The New Notes will be guaranteed by TRC and certain other wholly-owned subsidiaries of TRC (the “Subsidiary Guarantors”). The Subsidiary Guarantors will guarantee the remaining Old Notes and each other outstanding series of notes issued by TRC on the same basis upon closing of the exchange offers. In order to reflect that guarantee as well as certain other updates, TRC and TR Finance intend to file a new base shelf prospectus that will replace their existing base shelf prospectus dated June 18, 2024 (which will be withdrawn).

General

All amounts referenced herein, including the consideration for the New Notes, are in U.S. dollars. Dates and times are subject to extension.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers and consent solicitations were made only pursuant to the terms and conditions of the prospectus, the Registration Statement and the other related materials.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, those relating to the exchange offers and the consent solicitations (including all details thereof) and the new base shelf prospectus, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While Thomson Reuters believes that it has a reasonable basis for making the forward-looking statements in this news release, they are not a guarantee of future outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the SEC.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com